AURIS MEDICAL HOLDING LTD.
CLARENDON HOUSE
2 CHURCH STREET
HAMILTON HM11
BERMUDA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. EDT on 07/19/2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR proposals 1 and 2.

	For	Against	Abstain
1. To change the Company's name to Altamira Therapeutics Ltd.	☐	☐	☐
2. To elect Margrit Schwarz as a director of the Company to hold office until the 2022 Annual General Meeting of shareholders or until her successor is elected or appointed or her office is otherwise vacated.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting:
The Notice & Proxy Statement is available at www.proxyvote.com

AURIS MEDICAL HOLDING LTD.
Special General Meeting of Shareholders
July 21, 2021 8:00 AM Central European Summer Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Thomas Meyer, Nóra Péter and Joanna de Kalbermatten, or any of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of AURIS MEDICAL HOLDING LTD. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 8:00 AM Central European Summer Time on July 21, 2021, at Auris Medical AG, Dornacherstrasse 210, 4053 Basel, Switzerland and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

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